                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                        The First Commonwealth Fund, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    31983F102
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




20899445.3
                       (Continued on the following pages)

CUSIP No. 31983F102                                 13D             Page 2 of 10



--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laurence Freedman
         I.R.S. No.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF
   SHARES                  72,223
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                   411,458
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   72,223
                  10       SHARED DISPOSITIVE POWER

                           411,458
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         483,681

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------





20899445.3
                       (Continued on the following pages)

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brian Sherman
         I.R.S. No.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                   411,458
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                  10       SHARED DISPOSITIVE POWER

                           411,458
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         411,458

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.4%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------





20899445.3
                       (Continued on the following pages)

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EquitiLink Limited
         I.R.S. No.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         WC, BK

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New South Wales, Australia
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                   226,600
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                  10       SHARED DISPOSITIVE POWER

                           226,600
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         226,600

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------






20899445.3

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EquitiLink U.S.A., Inc.
         I.R.S. No. 521635331
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         WC, BK

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                   173,350
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                  10       SHARED DISPOSITIVE POWER

                           173,350
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         173,350

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------






20899445.3

                            Statement on Schedule 13D


Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of The First Commonwealth Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which has its principal executive offices at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

Item 2.           Identity and Background.

                  This Schedule 13D is being filed by Laurence Freedman, Brian Sherman, EquitiLink Limited and EquitiLink U.S.A., Inc. ("EquitiLink U.S.A."; together with Laurence Freedman, Brian Sherman and EquitiLink Limited, the "Reporting Persons"). EquitiLink Limited is a company organized under the laws of New South Wales, Australia, and is the holding company of EquitiLink Australia Limited ("EAL"). EAL, a registered investment adviser, is the Fund's Investment Adviser. EquitiLink Limited is a direct, wholly-owned subsidiary of EquitiLink Holdings Limited, a holding company organized under the laws of New South Wales, Australia ("EHL"). The principal business offices of EquitiLink Limited and EHL are located at Level 3, 190 George Street, Sydney, NSW 2000, Australia.

                  EquitiLink U.S.A. is a wholly-owned subsidiary of EquitiLink International Management Limited, a registered investment adviser organized under the laws of Jersey, Channel Islands ("EIML"), which is the Fund's Investment Manager. EquitiLink U.S.A. engages in marketing for the EquitiLink group. The principal business offices of EquitiLink U.S.A. are located at 45 Broadway, 31st Floor, New York, New York 10006. EIML's principal business offices are located at P.O. Box 578, St. Helier, Jersey, Channel Islands, JE4 5XB.

                  Laurence Freedman and Brian Sherman indirectly own approximately 85% of each of EHL and EIML.

                  The names, addresses, principal occupations and citizenship of the executive officers and directors of EquitiLink Limited and EquitiLink U.S.A., Inc. are set forth in Annex A hereto and are incorporated herein by reference.

                  No person named in this Item 2, or in Annex A hereto, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                       6


20899445.3

Item 3.           Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock acquired by the Reporting Persons were acquired for an aggregate purchase price of approximately $4.9 million, of which $1.9 million was borrowed pursuant to a Loan Agreement, dated October 25, 1999, between EquitiLink Limited and HSBC Bank Australia Limited (the "Loan Agreement"). Funds borrowed pursuant to the Loan Agreement bear interest at an adjustable rate currently equal to 6.39% per annum, after being adjusted down from 7.01% on November 20, 1999. A copy of the Loan Agreement is filed as
Exhibit 1 hereto and is incorporated herein by reference. The balance of funds used were obtained from the working capital of each entity acquiring shares of Common Stock.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in light of their confidence in the Fund's long-term performance and their desire to participate as shareholders of the Fund.

                  The Reporting Persons may acquire additional shares of Common Stock, or dispose of shares of Common Stock, from time to time, in open market or privately negotiated transactions. Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Fund.

                  (a) The Reporting Persons beneficially own an aggregate of 483,681 shares of Common Stock, constituting approximately 5.2% of the outstanding shares of Common Stock (computed on the basis of 9,266,209 shares of Common Stock outstanding as of October 31, 2000 as reported in the Annual Report on Form N-30D, filed with the Securities and Exchange Commission on December 30,
1999). In the aggregate, all persons named in Item 2 and Annex A hereto, which is incorporated herein by reference, beneficially own 483,681 shares of Common Stock, which represents 5.2% of the outstanding shares of Common Stock.

                  (b) Laurence Freedman (through Link Traders (Aust.) Pty Limited, a private company controlled by Mr. Freedman) owns 72,223 shares of Common Stock with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink Limited, EquitiLink U.S.A. and EIML with respect to 226,600, 173,350 shares and 11,508 of Common Stock, respectively.

                  (c) During the past sixty days, the Reporting Persons have purchased a total of 140,300 shares of Common Stock, all of which have been purchased by EquitiLink Limited in open-market transactions on the New York Stock Exchange, as set forth below:

20899445.3

    Date                 Number of Shares               Price Per Share
  11/22/99                     5,000                        9.8000
  11/29/99                     8,000                        9.5625
  11/30/99                     9,900                        9.6218
  12/01/99                     5,900                        9.6875
  12/02/99                    10,900                        9.6875
  12/03/99                    10,000                         9.75
  12/06/99                     7,000                        9.6875
  12/07/99                    19,400                        9.6769
  12/08/99                     2,400                        9.5625
  12/09/99                     3,200                        9.5625
  12/10/99                    17,700                         9.625
  12/16/99                     5,000                        9.5625
  12/17/99                     3,000                         9.375
  12/20/99                     1,000                        9.2188
  12/21/99                     5,000                        9.3125
  01/05/00                     1,000                         9.375
  01/06/00                     5,000                         9.375
  01/11/00                     1,600                         9.375
  01/12/00                     4,700                         9.375
  01/13/00                     3,100                         9.375
  01/14/00                    11,500                        9.7418

    (d)  Not applicable.

    (e)  Not applicable.



                                       8
20899445.3

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Fund.

                  None.

Item 7.           Materials to be Filed as Exhibits.

                  Exhibit 1. Loan Agreement, dated October 25, 1999, between EquitiLink Limited and HSBC Bank Australia Limited.

                  Exhibit 2 Joint Filing Agreement, dated January 21, 2000, among Laurence Freedman, Brian Sherman, EquitiLink Limited and EquitiLink U.S.A.

20899445.3

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:         January 21, 2000

                                                 Laurence Freedman

                                                 /s/ Laurence Freedman
                                                 ----------------------------

                                                 Brian Sherman


                                                 /s/ Brian Sherman
                                                 ----------------------------

                                                 EquitiLink Limited



                                                 By: /s/ Barry Sechos
                                                    -------------------------
                                                    Name:  Barry Sechos
                                                    Title:    Director


                                                 EquitiLink U.S.A., Inc.



                                                 By: /s/ Richard P. Strickler
                                                     ------------------------
                                                     Name:  Richard P. Strickler
                                                     Title:    Managing Director

20899445.3

                                   ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS


        The names of the members of the boards of directors and executive officers of EquitiLink Limited, EquitiLink, U.S.A., their present principal occupations and beneficial ownership of Common Stock are set forth below. Unless otherwise indicated, each individual is a citizen of Australia and the business address of each person is the address of the respective company with which such person is associated.

1.       EQUITILINK LIMITED
         Level 3
         190 George Street
         Sydney, NSW 2000
         Australia




                                                                                                      SHARES OF
                                                                                                      COMMON STOCK
                                                                                                      BENEFICIALLY
                                                                                                      OWNED AND % OF
                                                                                                      OUTSTANDING ON
             NAME AND POSITION HELD                             PRINCIPAL OCCUPATIONS                 JANUARY 21, 2000
---------------------------------------  --------------------------------------------------  ---------------------------------
---------------------------------------  --------------------------------------------------  ---------------------------------
Brian Sherman                                    Vice President, Director and Chairman,               411,458; 4.4%*
         -  Chairman                             The First Commonwealth Fund, Inc.;
                                                 President of The First Australia Fund,
                                                 Inc.; President and Director, The First
                                                 Australia Prime Income Fund, Inc.; Joint
                                                 Managing Director and Chairman, First
                                                 Australia Prime Income Investment Company
                                                 Limited; Chairman, EquitiLink Limited;
                                                 Chairman and Joint Managing Director,
                                                 EquitiLink Australia Limited; Chairman
                                                 and Director, EquitiLink Holdings Limited;
                                                 Director, EquitiLink International
                                                 Management Limited; Joint Managing
                                                 Director, MaxiLink Limited; Joint Managing
                                                 Director, First Resources Development Fund
                                                 Limited; Director, Ten Group Pty. Limited;
                                                 Director, Ten Network Holdings Limited;
                                                 Director, Sydney Organizing Committee
                                                 for the Olympic Games.







                                       1
20899445.3

                                                                                                      SHARES OF
                                                                                                      COMMON STOCK
                                                                                                      BENEFICIALLY
                                                                                                      OWNED AND % OF
                                                                                                      OUTSTANDING ON
             NAME AND POSITION HELD                             PRINCIPAL OCCUPATIONS                 JANUARY 21, 2000
---------------------------------------  --------------------------------------------------  ---------------------------------
---------------------------------------  --------------------------------------------------  ---------------------------------
Laurence Freedman                                President and Director, The First                    483,681; 5.2%*
         -  Director                             Commonwealth Fund, Inc.; Chairman
                                                 and Vice President of the First
                                                 Australia Fund, Inc.; Vice
                                                 President, Director and
                                                 Chairman, The First Australia
                                                 Prime Income Fund, Inc.; Joint
                                                 Managing Director, First
                                                 Australia Prime Income
                                                 Investment Company Limited;
                                                 Founder and Joint Managing
                                                 Director, EquitiLink Australia
                                                 Limited; Director, EquitiLink
                                                 Limited; Director, EquitiLink
                                                 Holdings Limited; Director,
                                                 EquitiLink International
                                                 Management Limited; Chairman
                                                 and Joint Managing Director,
                                                 MaxiLink Limited

Ouma Sananikone-Fletcher                         Chief Executive Officer and Investment               0; 0%
         - Director                              Director, EquitiLink Australia Limited;
                                                 Director, EquitiLink Holdings Limited

Barry Sechos                                     Director and General Counsel,                        0; 0%
         - Director                              EquitiLink Australia Limited;
                                                 Director, EquitiLink Holdings Limited


---------------


     * Messrs. Freedman and Sherman each own 226,600, 173,350 and 11,508 shares of Common Stock indirectly through control of EquitiLink Limited, EquitiLink U.S.A. and EIML, respectively. Mr. Freedman owns 72,223 shares of Common Stock through Link Traders (Aust.) Pty Limited, a private company he controls.

20899445.3

2.       EQUITILINK U.S.A., INC.
         45 Broadway
         31st Floor
         New York, New York  10006
         U.S.A.



                                                                                                      COMMON STOCK
                                                                                                      BENEFICIALLY
                                                                                                      OWNED AND % OF
                                                                                                      OUTSTANDING ON
             NAME AND POSITION HELD                             PRINCIPAL OCCUPATIONS                 JANUARY 21, 2000
---------------------------------------  --------------------------------------------------  ---------------------------------------
---------------------------------------  --------------------------------------------------  ---------------------------------------

Richard Strickler                                Managing Director, EquitiLink U.S.A.,                0; 0%
         - Director                              Inc.
         - Citizen of the United States
David Manor                                      Managing Director, EquitiLink                        0; 0%
         - Director                              International
P.O. Box 578                                     Management Limited
17 Bond Street
St. Helier, Jersey
Channel Islands JE4 5XB

                                       3
20899445.3